KB Financial Group Inc. 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea Tel: 822 2073 2846 Fax: 822 2073 2848

March 8, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephanie L. Hunsaker

                 Senior Assistant Chief Accountant

                 Division of Corporation Finance

Re:	KB Financial Group Inc.

Form 20-F/A for the Fiscal Year Ended December 31, 2010 filed July 5, 2011

Form 20-F for the Fiscal Year Ended December 31, 2010 filed June 20, 2011

File No. 000-53445

Dear Ms. Hunsaker:

Reference is made to your letter dated February 3, 2012 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s response letters dated September 15, 2011 (the “First Response Letter”) and January 4, 2012. Such response letters were in turn provided in response to the Staff’s comment letters dated August 31, 2011 (the “First Comment Letter”) and December 20, 2011, respectively, relating to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on June 20, 2011 (the “Annual Report”) and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2011.

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.2

Form 20-F

Financial Statements and Notes

Note 9 – Variable Interest Entities, page F-32

1.	In your response to prior comment five in our letter dated August 31, 2011, you concluded that you are not the primary beneficiary of the guaranteed principal money trusts given that you do not have the power to direct the activities that most significantly impact the economic performance of such trusts. Your conclusion is based on your inability to originate and/or modify basic terms of these trusts without the approval of the Financial Supervisory Service of Korea. Please describe your function as the trust manager and the trust activities that you have the power to direct. Also explain to us the powers you feel most significantly impact the economic performance of the trust and describe who you feel holds the power. As part of your response, please explain why you believe the powers of the Financial Supervisory Service of Korea are the ones that most significantly impact the trust’s economic performance and risks compared to the powers that you have, particularly when it appears from your response that they simply establish the parameters around the regulation of the trusts, but are not involved in the day-to-day activities of the trust.

The Company would like to note at the outset that as of December 31, 2010, the total balance of its guaranteed principal money trusts was approximately W3,165 billion, which represented 1.26% of its total assets on a consolidated basis under U.S. GAAP as of the same date. By way of background, as noted in the Company’s response to the Staff’s prior comment five in the First Comment Letter, the Korean government, through the Financial Supervisory Service of Korea, closely regulates the establishment and operation of guaranteed principal money trusts in light of its policy goal of providing security for the elderly and retirees, who are the main customers for such trust products. To ensure that trust managers do not engage in any investment activities using funds from such trust accounts that could result in losses and in light of the fact that the Korean government provides certain tax benefits in respect of such trust accounts, the Financial Supervisory Service requires that the establishment and any modification of the basic terms and conditions of such accounts be subject to its prior review and approval to ensure that adequate safeguards exist. As a result, the basic terms and conditions of guaranteed principal money trusts that have been approved by the Financial Supervisory Service include specific guidelines which narrowly limit the permitted scope of investments to low-risk issuers (such as governmental entities and “blue chip” financial institutions and corporations), thereby significantly restricting the trust manager’s discretion in managing the trust account funds.

The Company’s function as the trust manager of guaranteed principal money trusts is to manage such trusts in accordance with the basic terms and conditions that have been approved by the Financial Supervisory Service as described above. The Company’s day-to-day activities as trust manager for such trusts primarily involve investing funds from such trust accounts strictly within the specific guidelines stipulated in such terms and conditions and managing such investments.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.3

The Company believes that the power which most significantly impacts the economic performance of guaranteed principal money trusts is the power to determine the types and concentrations of investments that may be made using funds from such trusts. The managers of such trusts only have limited discretion to invest the trust funds within a very narrow spectrum of low-risk assets (such as debt securities of low-risk issuers such as governmental entities and “blue chip” financial institutions and corporations) and may not invest outside such spectrum in the course of their day-to-day management of the trust, while the Financial Supervisory Service plays a key role in determining the scope of investment activities and spectrum of low-risk assets suitable for such funds through its prior review and approval of the terms and conditions of such trusts. Accordingly, the Company believes that the Financial Supervisory Service’s power to narrowly prescribe the parameters of investments that may be made by a guaranteed principal money trust more significantly impacts the trust’s economic performance and risk, and has a much larger effect on the magnitude of the potential gains and losses from the operation of the trust, than the limited discretionary power of the trust manager to manage the day-to-day activities of the trust within such narrow parameters.

Also, in general, the more remote the possibility is that an enterprise could absorb losses or receive benefits that could be significant to a variable interest entity, presumably the less likely it will be that the enterprise would have the power to direct the activities that most significantly affect the variable interest entity’s economic performance. Therefore, the Company believes that the extremely low possibility of it becoming obligated to absorb losses that could be significant to the guaranteed principal money trusts, which is discussed in the Company’s response to comment two below, also supports its analysis above.

2.	Furthermore, your disclosure on page F-33 of your Form 20-F for the year ended December 31, 2010, states that you do not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the guaranteed principal money trusts. Please explain to us how you determined that providing the guarantee of the principal amount of these trusts would not result in an obligation to absorb losses that could be potentially significant to these trusts. Additionally, please explain how the guarantee you provide on the guaranteed fixed rate money trusts, for which you do consolidate under U.S. GAAP, differs from the guarantee you provide on the principal money trusts.

In determining that providing the guarantee of the principal amount of guaranteed principal money trusts would not result in an obligation to absorb losses that could be potentially significant to these trusts, the Company considered the key characteristics of such trusts. As noted in the Company’s response to the Staff’s comment one above, guaranteed principal money trusts have terms and conditions that are subject to the Financial Supervisory Service’s prior review and approval and that restrict the scope of investment activities to low-risk issuers, such as governmental entities and “blue chip” financial institutions and corporations, in order to serve the Korean government’s policy goal of providing security for the elderly and retirees. In light of such restrictions and the resulting narrow spectrum of low-risk investment assets which guaranteed principal money trusts must hold, the Company believes that the likelihood of losses arising which would be potentially significant to such trusts would be extremely low. As a result, the Company believes that its provision of a guarantee for the principal amount of these trusts (while theoretically an obligation to absorb some potential losses) would not constitute an obligation to absorb losses that could be potentially significant to the trusts. Such belief is based on the Company’s review of its historical experience of operation of guaranteed principal money trusts and its analysis of the projected performances of such trusts at the time that the Company adopted ASC 810 (FAS 167 – Amendment of FIN 46(R)), following which the Company concluded that the possibility of it becoming obligated to absorb losses that could be potentially significant to these trusts was extremely low.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.4

The primary difference between the guarantee that the Company provides on guaranteed fixed rate money trusts and the guarantee that the Company provides on guaranteed principal money trusts is that guaranteed fixed rate money trusts also guarantee the payment of a pre-determined fixed income to the account holder. This difference is significant as it affects the potential cash flows to the Company and trust account holders in each case. In the case of guaranteed fixed rate money trusts, the Company receives all of the residual income after the pre-determined fixed income (as well as the principal) has been paid to the relevant account holder, since such account holder is guaranteed the payment of the pre-determined fixed income and the principal but is not entitled to receive any additional income earned on the account. As such, guaranteed fixed rate money trusts have essentially the same basic cost-benefit features as standard fixed-rate time deposits offered by the Company. In contrast, for guaranteed principal money trusts, the relevant account holder is entitled to receive, in addition to the principal, all of the income earned with respect to his/her account less the fixed percentage of the average net asset value of such account that the Company is entitled to receive as fees regardless of the economic performance of the relevant trust.

3.	We also note per your disclosure on page F-33 that you concluded that you have the power to direct the activities of your guaranteed fixed rate money trusts that most significantly impact the trust’s economic performance and thus have consolidated those trusts under U.S. GAAP. Please explain to us the differences in your powers to direct the activities of the guaranteed fixed rate money trusts versus the power to direct activities with the guaranteed principal money trusts.

The primary difference in the Company’s powers to direct the activities of guaranteed fixed rate money trusts versus guaranteed principal money trusts is that the Company has much broader discretion to direct the activities (particularly the investment activities) of the guaranteed fixed rate money trusts. Other than certain general limitations imposed under the Financial and Investment Services and Capital Markets Act of Korea, the Company is generally not subject to any restrictions over the scope, type or concentrations of investment activities that it may undertake on behalf of guaranteed fixed rate money trust accounts. As noted in the Company’s response to the Staff’s comment two above, for guaranteed fixed rate money trusts, the Company is entitled to receive only the residual income earned on the accounts. As such, the Company is incentivized to use such broad discretionary powers to direct the activities of such trusts to produce a larger residual income.

On the other hand, as noted in the Company’s response to the Staff’s comment one above, guaranteed principal money trusts have terms and conditions that tightly restrict the scope of investment activities to low-risk issuers, such as governmental entities and “blue chip” financial institutions and corporations, in order to serve the Korean government’s policy goal of providing security for the elderly and retirees, and the trust manager accordingly has very limited discretionary power to direct the investment activities of such trust.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.5

4.	Please also explain how the effect of your adoption of IFRS, as issued by the IASB, impacts the accounting treatment over your guaranteed principal money trusts, guaranteed fixed rate money trusts, and performance based trusts.

Under IFRS as issued by the IASB, the Company consolidates special purpose entities (“SPEs”), including trusts, if the Company exercises control over such SPEs. In evaluating whether the Company exercises control over SPEs, the Company considers the totality of facts and circumstances for risks and rewards relating to such SPEs and the Company’s ability to make operational decisions for such SPEs. SIC 12 Consolidation – Special Purpose Entities (“SIC 12”) provides the following indicators of control for an entity in relation to SPEs:

•	in substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that such entity obtains benefits from the SPE’s operations;

•

in substance, the entity has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, such entity has delegated these decision-making powers;

•	in substance, the entity has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	in substance, the entity retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

Under SIC 12, each of these factors should be analyzed independently, the satisfaction of all of these factors is not required to establish control and no single factor, on its own, conclusively indicates control.

a. Guaranteed principal money trusts

Under IFRS as issued by the IASB, the Company does not consolidate guaranteed principal money trusts for the following reasons:

•

such trusts are operated specifically for the purpose of providing a secure source of investment for the elderly and retirees and are designed to ensure that most of the benefits flow to the account holders; as such, the investment activities are tightly restricted to investing in low-risk issuers (such as governmental entities and “blue chip” financial institutions and corporations) and the terms and conditions are subject to the Financial Supervisory Service’s prior review and approval;

•

given that the Company is only entitled to receive a fixed percentage fee based on average net asset value of such trusts, benefits derived from the Company’s exercise of its limited decision-making powers mostly flow to the account holders; and

Stephanie L. Hunsaker

Securities and Exchange Commission, p.6

•

based on its analysis, the Company believes that the majority of the residual and ownership risks related to such trusts are retained by the account holders and not the Company because (i) the probability of the incurrence of a loss on the principal is extremely low, based on historical experience and the composition of the assets held by such trusts, and therefore the variability of the Company’s risk is minimal and (ii) the variability of any income derived from the trusts, which flows mostly to the account holders, is significant.

b. Guaranteed fixed rate money trusts

Under IFRS as issued by the IASB, the Company consolidates guaranteed fixed rate money trusts for the following reasons:

•	the Company retains broad decision-making powers over the activities of such trusts; and

•

the Company is entitled to all residual income after payment of the guaranteed amounts to which the account holders are entitled and, as such, the Company retains the risk of variability of income from the trusts (i.e., guaranteed fixed rate trusts have essentially the same basic cost-benefit features as standard fixed-rate time deposits offered by the Company).

c. Performance based trusts

Under IFRS as issued by the IASB, the Company does not consolidate performance based trusts for the following reasons:

•

since such trusts are originated primarily based on the needs of the account holders and the Company is typically only entitled to receive a fixed percentage fee based on average net asset value of such trusts, the account holders are the primary beneficiaries;

•

while the Company has broad decision-making powers over the activities of the trusts, since most of the benefits flow to the account holders, they are primarily exposed to the risks incident to such activities; and

•

based on its analysis, the Company believes that the majority of the residual and ownership risks related to such trusts are retained by the account holders and not the Company because any income received by the trusts flow mostly to the trust account holders and therefore they primarily retain the risk of variability of income derived from the trusts.

*        *        *         *        *

Stephanie L. Hunsaker

Securities and Exchange Commission, p.7

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to Kyu Sul Choi of the Company’s Investor Relations Department at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfng.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (852) 2532-3707 (fax: (852) 2160-1001; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Jong Kyoo Yoon
Jong Kyoo Yoon
Deputy President and Chief Financial Officer

cc:	Yolanda Trotter

Staff Accountant

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP